06005938

AB 3/23/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-06520~~ 8-42529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd, Suite 850
(No. and Street)

Santa Monica, CA 90401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Luzzatto 310-656-4284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin & Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

1601 Cloverfield Blvd, Suite 300 South Santa Monica, CA 90404
(Address) (City) (State) (Zip Code)

RECEIVED FEB 28 2006 PROCESSING SECTION 203 WASH, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon P. Schotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

S. YULOFF
Commission # 1530680
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2008

The attached document bears seal embossment

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAYBROOK CAPITAL CORP.

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
AUDITORS' REPORTS
DECEMBER 31, 2005

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations and Comprehensive Income (Loss)	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Notes to Differences Between Net Capital as Computed in Audited Statements and Unaudited FOCUS Part II	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	14 – 15

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2005 and 2004, and the related statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 11, 2006

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

SAYBROOK CAPITAL CORP.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

Assets

	2005	2004
Current assets		
Cash and cash equivalents	$ 201,238	$ 162,527
Restricted cash held on behalf of affiliate	3,355	3,355
Marketable security, at fair market value	120,000	116,265
Total current assets	324,593	282,147
Property and equipment		
Furniture and equipment	64,107	64,107
Leasehold improvements	7,451	7,451
Total property and equipment	71,558	71,558
Less: accumulated depreciation and amortization	(71,558)	(71,558)
Net property and equipment	-	-
Other assets		
Due from affiliates, net	594	-
Notes receivable	35,435	41,261
Total other assets	36,029	41,261
Total assets	$ 360,622	$ 323,408

Liabilities and Shareholders' Equity

	2005	2004
Current liabilities		
Accounts payable and accrued expenses	$ 9,925	$ 10,224
Cash held on behalf of affiliate	3,355	3,355
Total current liabilities	13,280	13,579
Commitments and contingencies (Notes 5 and 6)		
Shareholders' equity	347,342	309,829
Total liabilities and shareholders' equity	$ 360,622	$ 323,408

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Investment advisory fee income	$ 53,739	$ -
Interest income	1,253	595
Other income	1,245	-
Total revenue	56,237	595
Operating expenses		
Bank charges	-	5,035
Dues and subscriptions	732	2,459
Insurance	989	1,188
Professional fees - accounting	15,574	16,372
Professional fees - legal	623	-
Office expenses	107	132
NASD filing fees	3,449	5,500
Telephone	47	14
Total operating expenses	21,521	30,700
Income (loss) before California Franchise tax	34,716	(30,105)
California Franchise tax	938	-
Net income (loss) before comprehensive loss	33,778	(30,105)
Adjustments for comprehensive income:		
Unrealized gain on marketable security	3,735	18,750
Comprehensive income (loss)	$ 37,513	$ (11,355)

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In	Retained	Unrealized Gain on	Total Shareholders'
	Shares	Amount	Capital	Earnings	Investment	Equity
Balance, December 31, 2003	9,999	$ 10	$ 153,990	$ 32,184	$ -	$ 186,184
Contributed capital	-	-	135,000	-	-	135,000
Net comprehensive loss	-	-	-	(30,105)	18,750	(11,355)
Balance, December 31, 2004	9,999	10	288,990	2,079	18,750	309,829
Net comprehensive income	-	-	-	33,778	3,735	37,513
Balance, December 31, 2005	9,999	$ 10	$ 288,990	$ 35,857	$ 22,485	$ 347,342

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net comprehensive income (loss)	$ 37,513	$ (11,355)
Adjustments to reconcile net comprehensive income (loss) to net cash provided by (used in) operating activities:		
Unrealized gain on marketable security	(3,735)	(18,750)
Changes in assets and liabilities:		
Prepaid expenses and deposits	-	11,023
Due (to)/from affiliates	(594)	13,645
Accounts payable and accrued expenses	(299)	1,224
Net cash provided by (used in) operating activities	32,885	(4,213)
Cash flows from investing activities:		
Proceeds from note receivable	5,826	8,739
Purchase of marketable security	-	(97,515)
Net cash provided by (used in) investing activities	5,826	(88,776)
Cash flows from financing activities:		
Contribution from shareholders	-	105,000
Cash provided by financing activities	-	105,000
Change in cash and cash equivalents	38,711	12,011
Cash and cash equivalents		
Beginning of year	162,527	150,516
End of year	$ 201,238	$ 162,527
Supplemental disclosures of cash flow information:		
Cash paid during the year for state income taxes	$ 938	$ -
Cash paid during the year for interest expense	$ -	$ -

See notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD).

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined by client agreements. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Property and Equipment

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years. Equipment, furniture and leasehold improvements were fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Non-cash transaction: During 2004 shareholders contributed their unsecured, non-interest bearing advances of $30,000 as a capital contribution.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to 2004 amounts to conform to 2005 financial statement presentation.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (see Note 8).

For the year ended December 31, 2005 and 2004, the Company had one client which accounted for more than 10 percent of its revenue. The Company generated no investment advisory fee income for the year ended December 31, 2004.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15% payable semi-annually on March 1 and September 1. The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable (collectively, the Notes). In 2005 and 2004, the Company received $5,826 and $8,739, respectively, which was booked as a reduction in the notes receivable. Due to the uncertainty of the collection of the note, no interest income is being recorded.

NOTE 4. MARKETABLE SECURITY

In May, 2004, the Company purchased 150,000 units of Tremisis Energy Acquisition Corp for $ 97,515. As of December 31, 2005, the fair market value of this investment was $120,000. The Company recognized an unrealized gain on marketable security of $3,735 and $18,750 in 2005 and 2004, respectively, in the accompanying statement of shareholders' equity.

NOTE 5. OFFICE LEASE

In 2003, the Company, which leases office space under an operating lease, expanded its existing premises. The Company entered into an additional operating lease which matures February 29, 2008 and extended its existing lease to the same date of maturity. The Company's affiliates utilize the lease facilities. The leases require monthly rental payments of $20,576 and $8,076, which increase annually on December 1 and June 1, respectively, by 3% per annum. The Company is a signatory to this lease, however, an affiliate of the Company makes the lease payments and incurs the rent expense. As of December 31, 2005 and 2004, all required lease payments have been made by the affiliate. In 2004, the Company was reimbursed $11,023 by the affiliate for the security deposits on this office space.

Future annual noncancelable rental commitments are as follows:

2006	$	375,095
2007		386,348
2008		65,886
Total	$	827,329

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

NOTE 6. NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2005, the Company had net capital of $228,163, which exceeded the minimum requirement ($100,000) by $128,163 and had a net capital ratio of .06 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7. RESTRICTED CASH

The Company had a 1% general partner interest in BEMHO-2 Limited Partnership. This is a partnership that was formed to acquire bonds secured by property in Blythe, California. The shareholders of the Company also own limited partner interests in the partnership. The Company's initial investment was $3,000. The limited partnership was dissolved in 2001 and cash of $5,151 was transferred to the Company, to hold on behalf of the limited partnership to pay for future expenses relating to the dissolution. The remaining cash at December 31, 2005 and 2004 of $3,355 is shown on the statements of financial condition as restricted cash held on behalf of affiliate.

NOTE 8. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services in 2005 and 2004.

SAYBROOK CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

	Accounts From			
	Audited Financial Statements	Unaudited FOCUS Part II	Difference* Increase (Decrease)	
Total Shareholders' Equity	$ 347,342	$ 357,266	$ (9,924)	
Deductions and/or Charges				
Non-allowable assets included in the following statement of financial condition captions:				
Note receivable	35,435	35,435	-	
Prepaid expenses	-		-	
Property and equipment, net	-	-	-	
Other assets	594	593	1	(A)
Total Non-Allowable Assets	36,029	36,028	1	
Net capital before haircuts	311,313	321,238	(9,925)	(B)
Haircuts on securities	48,000	48,000	-	
Undue concentration	35,150	35,150	-	
Net capital	$ 228,163	$ 238,088	$ (9,925)	
Total Aggregated Indebtedness	$ 13,280	$ 3,355	$ 9,925	
Minimum Net Capital - 6 2/3% of A.I.	$ 885	$ 224		
Minimum Net Capital Required	$ 100,000	$ 100,000		
Excess Net Capital	$ 128,163	$ 138,088		
Excess Net Capital at 1000%	$ 226,835	$ 237,753		
Ratio of Aggregated Indebtedness to Net Capital	0.06 to 1	0.01 to 1		

*See Page 11 for notes and explanation of differences.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
FOR THE YEAR ENDED DECEMBER 31, 2005

Differences resulted from the following audit adjustments for the year ended December 31, 2005.

1. Adjustments to correct shareholders' equity

(A)	Rounding difference	$ 1
(B)	To accrue 2005 accounting fees	(9,925)
	Total adjustments to correct shareholders' equity	$ (9,924)

See notes to financial statements.

SAYBROOK CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2005

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

301 North Lake Avenue, Suite 300 ~ Pasadena, California 91101
1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hotchkiss Carlin & Van Trigt LLP

Santa Monica, California
February 11, 2006